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                            Prudential Mutual Funds
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                        SUPPLEMENT DATED MARCH 27, 2000

   The following section supplements the description of the Global Bond Team on page 17 of the Prospectus under 'How the Fund is Managed - Portfolio Managers':

   The Global Bond Team, headed by Steven Koomar and David Bessey, is primarily responsible for overseeing the day-to-day management of the Fund. Mr. Koomar was previously employed by Goldman Sachs, where he spent 13 years in their global fixed-income area, most recently as a proprietary currency trader. Mr. Koomar will focus on higher quality sovereign debt and currency risk. Mr. Bessey is a Senior Portfolio Manager and has been employed by Prudential since 1989. He was also the sector team leader for the emerging markets fixed-income group. Mr. Bessey and his team will focus on high-grade and high-yield foreign corporate and emerging market issues.

   Listed below are the names of the Prudential Mutual Funds and the dates of the prospectuses to which this supplement relates.

Name of Fund                                    Prospectus Date
----------------------------------------        -------------------
Prudential Global Total Return Fund, Inc.       March 8, 2000
Prudential International Bond Fund, Inc.        March 8, 2000

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                            Prudential International
                                Bond Fund, Inc.
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                        Supplement Dated August 28, 2000
                         Prospectus Dated March 8, 2000

   The Board of Directors of Prudential International Bond Fund, Inc. (the Fund) has recently approved a proposal to exchange the assets and liabilities of the Fund for shares of Prudential Global Total Return Fund, Inc. Class A, Class B, Class C and Class Z shares of the Fund would be exchanged at net asset value for respective Class A, Class B, Class C and Class Z shares of equivalent value of Prudential Global Total Return Fund, Inc.

   The transfer is subject to approval by the shareholders of the Fund. The shareholders' meeting is scheduled to occur in November 2000. It is anticipated that a proxy statement/prospectus relating to the transaction will be mailed to the Fund's shareholders in October 2000.

   Under the terms of the proposal, shareholders of the Fund would become shareholders of Prudential Global Total Return Fund, Inc. No sales charges would be imposed on the proposed transfer. The Fund anticipates obtaining an opinion of its counsel that the transaction will not result in gain or loss to shareholders of the Fund for federal income tax purposes.

   Effective immediately, the Fund will no longer accept orders to purchase or exchange into its shares of any class, except for (1) Retirement Programs, PruArray Association Benefit Plans and PruArray Savings Programs that are currently shareholders, and successor or related programs and plans, (2) investors who have executed a Letter of Intent prior to August 24, 2000, (3) shareholders who have elected to reinvest dividends and/or distributions and (4) current shareholders participating in automatic investment plans. The current exchange privilege of obtaining shares of other Prudential Mutual Funds and the current redemption rights will remain in effect until the transaction is consummated.

   The investment objective of Prudential Global Total Return Fund, Inc. is to seek total return, made up of current income and capital appreciation.

                            PRUDENTIAL MUTUAL FUNDS
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                        Supplement dated August 30, 2000

   The following information supplements the Prospectus of each of the Funds listed below.

ANNUAL OR SPECIAL MEETING OF SHAREHOLDERS
(All Funds except Prudential Balanced Fund, Prudential Global Genesis Fund, Inc. and Prudential International Bond Fund, Inc.)

   On August 22, 2000, the Board of Directors/Trustees approved the proposals summarized below. The proposals will be submitted for approval by shareholders of the Funds at an Annual or Special Meeting of Shareholders scheduled to be held on December 14, 2000.

Election of Directors/Trustees
   All Funds, except Prudential Diversified Funds, Prudential Europe Growth Fund, Inc., Prudential Natural Resources Fund, Inc., Prudential Pacific Growth Fund, Inc. and Prudential World Fund, Inc. The Board of Directors/Trustees approved a proposal to elect Saul F. Fenster, Delayne Dedrick Gold, Robert F. Gunia, Douglas H. McCorkindale, W. Scott McDonald, Jr., Thomas T. Mooney, Stephen P. Munn, David R. Odenath, Jr., Richard A. Redeker, Robin B. Smith, John
R. Strangfeld, Louis A. Weil, III and Clay T. Whitehead as Directors/Trustees of each of the Funds.

   Prudential Europe Growth Fund, Inc., Prudential Natural Resources Fund, Inc., Prudential Pacific Growth Fund, Inc. and Prudential World Fund, Inc. The Board of Directors approved a proposal to elect Delayne Dedrick Gold, Robert F. Gunia, Robert E. LaBlanc, David R. Odenath, Jr., Robin B. Smith, Stephen Stoneburn, John R. Strangfeld, Nancy H. Teeters and Clay T. Whitehead as Directors of each of the Funds.

How the Fund is Managed--Manager
   All Funds. The Board of Directors/Trustees approved a proposal under which the Board may authorize Prudential Investments Fund Management LLC (PIFM or the Manager), subject to certain conditions, to enter into or amend subadvisory agreements without obtaining further shareholder approval. One of the conditions is that shareholders must first approve the grant of this ongoing authority to the Board of Directors/Trustees. The implementation of this proposal also is conditioned upon the receipt of exemptive relief from the Securities and Exchange Commission (Commission).

   Subject to the satisfaction of these two conditions, which cannot be assured, the Manager would be permitted, with Board approval, to employ new subadvisers for a Fund (including subadvisers affiliated with PIFM), change the terms of a Fund's subadvisory agreements or enter into new subadvisory agreements with existing subadvisers. Shareholders of a Fund would continue to have the right to terminate a subadvisory agreement for a Fund at any time by a vote of the majority of the outstanding voting securities of the Fund. Shareholders would be notified of any subadviser changes or other material amendments to subadvisory agreements that occur under these arrangements.

   The Board of Directors/Trustees also approved a proposed new management contract with PIFM. If shareholders approve this new contract, PIFM would be permitted to allocate and reallocate a Fund's assets among the Fund's subadvisers, including The Prudential Investment Corporation (PIC), Jennison Associates LLC (Jennison) and unaffiliated subadvisers, without obtaining further shareholder approval.

How the Fund is Managed--Investment Adviser(s)
   All Funds. The Board of Directors/Trustees approved an interim subadvisory agreement with Jennison, a direct, wholly-owned subsidiary of PIC, to manage up to 100% of the total assets of each Fund as designated by the Manager. Jennison has served as an investment adviser to investment companies since 1990. Its address is 466 Lexington Avenue, New York, NY 10017. As of June 30, 2000, Jennison managed approximately $63.5 billion in assets. PIFM, the Fund's Manager, has responsibility for all investment advisory services, supervises Jennison and pays Jennison for its services.

   The Board of Directors/Trustees also approved a proposed new subadvisory agreement with Jennison to manage up to 100% of the total assets of each Fund as designated by the Manager and subject to Board approval. This agreement would take effect only after shareholder approval.

Borrowing
   All Funds. If approved by shareholders, each applicable Fund's investment restriction regarding borrowing would be modified to allow borrowing of up to 33 1/3% of a Fund's total assets and to delete the requirement that such borrowing can be made only from banks.
Investment in Securities of Other Investment Companies

   All Funds. If approved by shareholders, each applicable Fund's investment restriction regarding the purchase of shares of investment companies would be modified to permit each Fund to invest in the shares of other registered investment companies as permitted under applicable law or by an order of the Commission. To the extent that a Fund does invest in securities of other investment companies, shareholders may be subject to duplicate management and advisory fees.

Securities Lending
   All Funds. If approved by shareholders, each applicable Fund's investment restriction regarding securities lending would be modified to permit each Fund to make loans of portfolio securities in amounts up to 33 1/3% of the Fund's total assets and as permitted by an order of the Commission.

HOW THE FUND IS MANAGED--PORTFOLIO MANAGER(S)

Prudential Equity Fund, Inc.
   Jeffrey P. Siegel, Bradley L. Goldberg, CFA, and David A. Kiefer, CFA, are the portfolio managers of the Fund effective August 24, 2000. Mr. Siegel is an Executive Vice President of Jennison, a position he has held since June 1999. Previously he was at TIAA-CREF from 1988-1999, where he held positions as a portfolio manager and analyst. Prior to joining TIAA-CREF, Mr. Siegel was an analyst for Equitable Capital Management and held positions at Chase Manhattan Bank and First Fidelity Bank. Mr. Siegel earned a B.A. from Rutgers University. Mr. Goldberg, an Executive Vice President of Jennison, joined Jennison in 1974 where he also serves as Chairman of the Asset Allocation Committee. Prior to joining Jennison, he served as Vice President and Group Head in the Investment Research Division of Bankers Trust Company. He earned a B.S. from the University of Illinois and an M.B.A. from New York University. Mr. Goldberg holds a Chartered Financial Analyst (CFA) designation. Mr. Kiefer has been a Senior Vice President of Jennison since August 2000. Previously, he was a Managing Director of PIC and has been with Prudential since 1986. Mr. Kiefer earned a B.S. from Princeton University and an M.B.A. from Harvard Business School. He holds a CFA designation.

Prudential 20/20 Focus Fund
   Bradley L. Goldberg, CFA, is the portfolio manager of the value sleeve of the Fund effective September 2000. Mr. Goldberg's professional background is discussed above.

Prudential Equity Income Fund
   Thomas Kolefas, CFA, and Bradley L. Goldberg, CFA, are the portfolio managers of the Fund effective September 2000. Mr. Kolefas has managed the Fund since May 2000. Mr. Kolefas is a Senior Vice President of Jennison, a position he has held since September 2000. Previously, he was a Managing Director and Senior Portfolio Manager of PIC. He joined Prudential in May 2000 from Loomis Sayles & Co., L.P., where he headed the Large/Mid Cap Value Team. Prior to 1996, Mr. Kolefas was employed by Mackay Shields Financial as a portfolio manager for five years. Mr. Kolefas earned a B.S. and an M.B.A. from New York University and holds a CFA designation. Mr. Goldberg is expected to begin managing the portfolio in September 2000. His professional background is discussed above.

Prudential Sector Funds, Inc.--Prudential Utility Fund
   David A. Kiefer, CFA, Eric S. Philo, CFA, and Shaun Hong, CFA, are the portfolio managers of the Fund effective September 2000. Mr. Kiefer has managed the Fund since 1994; his professional background is discussed above. Eric S. Philo joined Jennison in May 1996 after 13 years with Goldman, Sachs & Company. At Goldman, Mr. Philo initially followed a variety of companies and industries, including capital goods, retailing, specialty and industrial chemicals, defense electronics, and printing. During his last nine years there, he followed publishing and media companies. While at Goldman, he was elected to Institutional Investor's All-Star Team every year since 1987 and was elected to The Wall Street Journal All-Star Stock Picking Team annually since its inception in 1993, ranking number one in his sector in 1994 and 1995. Mr. Philo is the primary author of a piece on publishing and the Internet entitled
CyberPublishing: A New Frontier in Content Liquidity (July 1995). He earned a B.A. from George Washington University and an M.B.A from Columbia University Graduate School of Business. He holds a CFA designation. Shaun Hong is a Vice President of Jennison since September 2000. Previously he was a Vice President and equity research analyst of PIC. Prior to Prudential, Mr. Hong was employed as an analyst at Equinox Capital Management following the utility, consumer products, commodities and technology sectors from 1994 -

1999. Mr. Hong earned a B.S. from Carnegie Mellon University. He holds a CFA designation.

OTHER MATTERS
(Prudential Balanced Fund, Prudential Global Genesis Fund, Inc. and Prudential International Bond Fund, Inc.)

   Shareholders of Prudential Balanced Fund, Prudential Global Genesis Fund, Inc. and Prudential International Bond Fund, Inc. are each expected to vote on a proposal to reorganize or merge their Fund into another Prudential mutual fund prior to the shareholder meetings described above. If shareholders of these Funds do not approve the proposed reorganization or merger, shareholders of each Fund will likely be solicited to vote on the matters described above under 'ANNUAL OR SPECIAL MEETING OF SHAREHOLDERS'.

   Listed below are the names of the Prudential Mutual Funds and the dates of the Prospectus to which this Supplement relates.

Name of Fund                                  Prospectus Date
------------------------------------------    ------------------
Prudential Balanced Fund                      October 4, 1999
Prudential Diversified Funds                  October 13, 1999
Prudential Equity Fund, Inc.                  March 1, 2000
Prudential Equity Income Fund                 January 20, 2000
Prudential Europe Growth Fund, Inc.           June 30, 2000
Prudential Global Genesis Fund, Inc.          August 6, 1999
Prudential Global Total Return Fund, Inc.     March 8, 2000
Prudential Index Series Fund                  November 18, 1999
   Prudential Stock Index Fund
Prudential International Bond Fund, Inc.      March 8, 2000
Prudential Natural Resources Fund, Inc.       July 31, 2000
Prudential Pacific Growth Fund, Inc.          January 19, 2000
Prudential Real Estate Securities Fund        June 2, 2000
Prudential Sector Funds, Inc.                 March 30, 2000
   Prudential Financial Services Fund
   Prudential Health Sciences Fund
   Prudential Technology Fund

Name of Fund                                  Prospectus Date
------------------------------------------    ------------------
Prudential Small Company Fund, Inc.           November 29, 1999
Prudential Tax-Managed Funds                  December 30, 1999
   Prudential Tax-Managed Equity Fund
Prudential Tax-Managed Small-Cap Fund,
   Inc.                                       May 31, 2000
Prudential U.S. Emerging Growth Fund, Inc.    January 20, 2000
Prudential Utility Fund (a series of
   Prudential Sector Funds, Inc.)             February 1, 2000
Prudential 20/20 Focus Fund                   March 31, 2000
Prudential World Fund, Inc.
   Prudential Global Growth Fund              February 2, 2000
   Prudential International Value Fund        February 2, 2000
   Prudential Jennison International          January 10, 2000
   Growth Fund
The Prudential Investment Portfolios, Inc.
   Prudential Active Balanced Fund            December 2, 1999
   Prudential Jennison Equity Opportunity
   Fund                                       December 2, 1999
   Prudential Jennison Growth Fund            December 2, 1999